Exhibit 99.1

ASX Announcement

March 17, 2022

Advanced Human Imaging Announces the Appointment of a new CFO and Company Secretary

Advanced Human Imaging Limited (ASX: AHI) (the Company) is pleased to announce the appointment of Mr Simon Durack as the Company’s new Chief Financial Officer (CFO) and Company Secretary.

Mr Durack is an experienced Company Director, Secretary and CFO having worked in several ASX listed entities, as well as working for several other unlisted and overseas entities, and brings a wealth of experience to the Company.

Mr Durack succeeds Mr Steven Richards, who has resigned as the Company’s CFO and Company Secretary. The Board acknowledges and thanks Mr Richards for his involvement and contribution to the Company and wishes him well in his future endeavours.

This announcement has been approved for release by the Board.

About Advanced Human Imaging:

AHI has developed and patented a proprietary technology stack that simplifies the collection of measurements across the human form using only a smartphone. This allows end users to privately and accurately check, track, and assess themselves in conjunction with known health risk indicators.

AHI’s multi-layered solution is made available to partners via an embeddable Software Development Kit (SDK) allowing partners to unlock a multitude of biometric markers through their smartphone application.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life.

Our technology targets multiple industries, including mHealth, Life & Health Insurance, Fitness, and Apparel.

For more information please visit: www.advancedhumanimaging.com

For more information contact:

Dr. Katherine Iscoe	For media inquiries:
Chief Executive Officer	Nic Johnson
Advanced Human Imaging Limited	Russo Partners
E: admin@advancedhumanimaging.com	E: nic.johnson@russopartnersllc.com
+1 (212) 845-4242